HAMILTON LANE INCORPORATED
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
(610) 934-2222

VIA EDGAR

February 27, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Chris Dunham

Re:    Hamilton Lane Incorporated
Registration Statement on Form S-1
File No. 333-215846

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Hamilton Lane Incorporated (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 28, 2017, at 3:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Drinker Biddle & Reath LLP, by calling Kimberly K. Rubel at (312) 569-1133.

Under separate cover, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

[Signature Page Follows]

If you have any questions regarding this request, please contact Kimberly K. Rubel of Drinker Biddle & Reath LLP at (312) 569-1133.

Sincerely,

HAMILTON LANE INCORPORATED

By:	/s/ Robert W. Cleveland
Robert W. Cleveland
General Counsel

cc: Via E-mail

Kimberly K. Rubel
Drinker Biddle & Reath LLP

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP